                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*



                           OSICOM TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  688271 40 2
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James D. Marver
                         VantagePoint Venture Partners
                         1001 Bayhill Drive, Suite 140
                          San Bruno, California  94066
                                 (415) 866-3100
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 3, 1997
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 688271 40 2              13D                   PAGE 2 OF 12 PAGES
- -----------------------                                  ---------------------
- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           VANTAGEPOINT VENTURE PARTNERS 1996
           Tax I.D. 94-3246641
           See Item 2 for identification of general partner
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_] (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
           WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                               1,675,750
     OWNED BY
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON                   0

       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                               1,675,750
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,675,750
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           10.4%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

- -----------------------                                  ---------------------
  CUSIP NO. 688271 40 2              13D                   PAGE 3 OF 12 PAGES
- -----------------------                                  ---------------------
- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           VANTAGEPOINT ASSOCIATES, L.L.C.
           Tax I.D. 94-3246640
           See Item 2 for identification of managing members
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_] (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
           WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                               1,675,750 (of which 1,675,750 shares are
     OWNED BY                  directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
    REPORTING                  general partner of VantagePoint Venture
                               Partners 1996.
      PERSON
                   -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER
                               0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               1,675,750 (of which 1,675,750 shares are
                               directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
                               general partner of VantagePoint Venture
                               Partners 1996.
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,675,750
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           10.4%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           OO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

- -----------------------                                  ---------------------
 CUSIP NO. 688271 40 2              13D                    PAGE 4 OF 12 PAGES
- -----------------------                                  ---------------------
- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JAMES D. MARVER
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_] (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
           WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States citizen
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                               1,675,750 (of which 1,675,750 shares are
     OWNED BY                  directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
    REPORTING                  general partner of VantagePoint Venture
                               Partners 1996 and Mr. Marver is a managing
      PERSON                   member of VantagePoint Associates, L.L.C.
                   -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER
                               0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               1,675,750 (of which 1,675,750 shares are
                               directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
                               general partner of VantagePoint Venture
                               Partners 1996 and Mr. Marver is a managing
                               member of VantagePoint Associates, L.L.C.
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,675,750
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           10.4%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

- -----------------------                                  ---------------------
 CUSIP NO. 688271 40 2              13D                    PAGE 5 OF 12 PAGES
- -----------------------                                  ---------------------
- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ALAN E. SALZMAN
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_] (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
           WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Canadian citizen
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                               1,675,750 (of which 1,675,750 shares are
     OWNED BY                  directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
    REPORTING                  general partner of VantagePoint Venture
                               Partners 1996 and Mr. Salzman is a managing
      PERSON                   member of VantagePoint Associates, L.L.C.
                   -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER
                               0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               1,675,750 (of which 1,675,750 shares are
                               directly owned by VantagePoint Venture Partners
                               1996). VantagePoint Associates, L.L.C. is the
                               general partner of VantagePoint Venture
                               Partners 1996 and Mr. Salzman is a managing
                               member of VantagePoint Associates, L.L.C.
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,675,750
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           10.4%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer

     This statement relates to the common stock, par value $0.10 per share (the "Osicom Common Stock"), of Osicom Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2800 28th Street, Suite 100, Santa Monica, California 90405.


Item 2.   Identity and Background

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D and each such person's general partners or members, as the case may be: (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.   VantagePoint Venture Partners 1996
     ----------------------------------

     (a) VantagePoint Venture Partners 1996, a Delaware limited partnership ("VPVP 1996"). The general partner of VPVP 1996 is VantagePoint Associates, L.L.C., a Delaware limited liability company.

     (b)  1001 Bayhill Drive, Suite 140, San Bruno, California 94066.

     (c) VPVP 1996 is a limited partnership investment fund whose primary business is investing in promising technology companies.

     (d)  No convictions or criminal proceedings.(1)

     (e)  No civil or administrative proceedings.(1)

     (f)  Delaware.

II.  VantagePoint Associates, L.L.C.
     -------------------------------

     (a) VantagePoint Associates, L.L.C., a Delaware limited liability company ("VP Associates"). The members and managers of VP Associates are James D. Marver and Alan E. Salzman.

     (b)  1001 Bayhill Drive, Suite 140, San Bruno, California 94066.

     (c) VPVP Associates is a limited liability company investment fund manager.

     (d)  No convictions or criminal proceedings.(1)

     (e)  No civil or administrative proceedings.(1)

     (f)  Delaware.

III. James D. Marver
     ---------------

     (a)  James D. Marver.

     (b)  1001 Bayhill Drive, Suite 140, San Bruno, California 94066.

     (c) Managing member of VP Associates (the business, address, etc., of which is provided in II, above).

     (d)  No convictions or criminal proceedings.(1)

     (e)  No civil or administrative proceedings.(1)

     (f)  California.

IV.  Alan E. Salzman
     ---------------

     (a)  Alan E. Salzman.

     (b)  1001 Bayhill Drive, Suite 140, San Bruno, California 94066.

     (c) Managing member of VP Associates (the business, address, etc., of which is provided in II, above).

     (d)  No convictions or criminal proceedings.(1)

     (e)  No civil or administrative proceedings.(1)

     (f)  California.

Footnote to Item 2:
- ------------------

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar infractions or misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     On September 3, 1997, VPVP 1996 acquired a total of 1,675,750 shares of the Osicom Common Stock directly from the Issuer upon VPVP 1996's election to convert 6,703 shares of the Series E Preferred Stock of the Issuer (the "Osicom Series E Shares"), such conversion governed by the provisions of the Issuer's Restated Certificate of Incorporation, as amended by the Series E Preferred Stock Certificate of Designation thereto. VPVP 1996 acquired the Osicom Series E Shares in March 1997 for $4,999,968.79 pursuant to a Stock Purchase Agreement dated as of March 4, 1997 by and between the Issuer and VPVP 1996 (the "Stock Purchase Agreement"). The source of the funds for VPVP 1996's acquisition of the Osicom Series E Shares was VPVP 1996's general investment funds contributed by its partners.


Item 4.   Purpose of Transaction

     The acquisition of the shares of Osicom Common Stock which are the subject of this Schedule 13D was made for investment purposes. Depending upon market conditions and other factors, the reporting persons in the future may hold or dispose of all or a portion of such shares or may buy additional shares. Except as described above, none of the reporting persons has any plans or proposals that relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a) and (b) With respect to the amount of Common Stock beneficially owned by each reporting person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages is incorporated by reference herein. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

          VPVP 1996 beneficially owns 1,675,750 shares of Osicom Common Stock, representing 10.4% of the outstanding Osicom Common Stock as of September 3, 1997 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          VP Associates beneficially owns 1,675,750 shares (to the extent of its pecuniary interest in such shares) of Osicom Common Stock, representing 10.4% of the outstanding Osicom Common Stock as of September 3, 1997 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          James D. Marver beneficially owns 1,675,750 shares (to the extent of his pecuniary interest in such shares) of Osicom Common Stock, representing

          10.4% of the outstanding Osicom Common Stock as of September 3, 1997 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          Alan E. Salzman beneficially owns 1,675,750 shares (to the extent of his pecuniary interest in such shares) of Osicom Common Stock, representing 10.4% of the outstanding Osicom Common Stock as of September 3, 1997 (calculated pursuant to Rule 13d-3(d)(1)).(1)

     (c) On September 3, 1997, VPVP acquired 1,675,750 shares of Osicom Common Stock upon conversion of the Osicom Series E Shares. Except as described in this Schedule 13D, to the reporting persons' knowledge, (i) no person named in response to this Item 5 beneficially owns any shares of Osicom Common Stock; and
(ii) there have been no transactions in Osicom Common Stock by any such person in the sixty days preceding VPVP's conversion of the Osicom Series E Shares.

     (d) VP Associates is the general partner of VPVP 1996. Messrs. Marver and Salzman are the members and managers of VP Associates and therefore have the power to direct its affairs, including decisions respecting the disposition of proceeds from the sale of the shares of Osicom Common Stock held by VPVP 1996. Under certain circumstances set forth in the limited partnership agreement of VPVP 1996, the general and limited partners of such partnership may have the right to receive dividends with respect to, or the proceeds from the sale of, the shares of Osicom Common Stock held by VPVP 1996.

     (e)  Not applicable.

Footnote to Item 5:
- ------------------

(1) All such shares are directly held and directly beneficially owned by VPVP 1996. With respect to VP Associates and Messrs. Marver and Salzman, this statement relates only to their indirect beneficial ownership of such shares. VP Associates, as the sole general partner of VPVP 1996, and Messrs. Marver and Salzman, as the managing members of VP Associates, may be deemed to share voting and investment power with VPVP 1996 with respect to such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Stock Purchase Agreement, VPVP 1996 acquired the Osicom Series E Shares in March 1997. Under the Stock Purchase Agreement, the Issuer granted VPVP 1996 certain rights to have the Osicom Common Stock into which the Osicom Series E Shares converted registered for sale under the Securities Act under certain terms and conditions, and pursuant to those rights the Issuer has registered such shares of Osicom Common Stock. Except as described in this statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the reporting persons and any persons with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits

     Exhibit A     Agreement of Joint Filing

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 1997

                         VANTAGEPOINT VENTURE PARTNERS 1996, a Delaware limited partnership

                         By VANTAGEPOINT ASSOCIATES, L.L.C., a Delaware limited liability company, its General Partner


                         By:/s/ James D. Marver
                            -------------------
                                James D. Marver
                                Managing Member



                         VANTAGEPOINT ASSOCIATES, L.L.C., a Delaware limited liability company


                         By:/s/ James D. Marver
                            -------------------
                                James D. Marver
                                Managing Member



                         /s/ James D. Marver
                         -------------------
                         James D. Marver



                         /s/ Alan E. Salzman
                         -------------------
                         Alan E. Salzman

                                 EXHIBIT INDEX

     Exhibit A    Agreement of Joint Filing